09040603

D STATES
.CHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51356

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NEXT Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 Wilcrest Drive, Suite 620
(No. and Street)

Houston (City) Texas (State) 77042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

SEC
Mail Processing
Section

MAR 25 2009

Washington, DC
122

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark S. Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEXT Financial Group, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICK R. MCKEE
Notary Public, State of Texas
My Commission Expires
November 22, 2009

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NEXT FINANCIAL GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2008

NEXT FINANCIAL GROUP, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

To the Board of Directors and Stockholders
NEXT Financial Group, Inc.

We have audited the accompanying statement of financial condition of NEXT Financial Group, Inc. as of December 31, 2008, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NEXT Financial Group, Inc., as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
March 18, 2009

NEXT FINANCIAL GROUP, INC.
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$ 3,210,174
Receivable from broker-dealers and clearing organizations	2,966,315
Property and equipment, net	1,859,713
Receivable – related party	1,263,235
Loans receivable – salesmen	1,487,787
Deferred tax benefit	563,100
Other assets	1,382,232
Total Assets	$ 12,732,556

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 2,187,531
Commissions payable	3,259,389
Deferred lease incentives	533,155
Securities sold, not yet purchased	21,120
Deferred income taxes	29,000
Total liabilities	6,030,195
Stockholder's equity:	
Common stock, 5,000 shares authorized with $.01 par value, 5,000 shares issued and outstanding	50
Additional paid-in capital	3,658,508
Retained earnings	3,043,803
Total stockholder's equity	6,702,361
Total Liabilities and Stockholder's Equity	$ 12,732,556

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Income
For the Year Ended December 31, 2008

Revenues:	
Commissions income	$102,338,627
Investment advisory fees	24,750,027
Other revenue related to securities	4,704,372
Interest income	287,443
Total revenues	132,080,469
Expenses:	
Salaries and other employment costs	7,669,009
Commissions and clearance paid other brokers	111,961,946
Communications	546,650
Occupancy and equipment costs	926,125
Promotional costs	5,237,561
Regulatory fees and expense	119,540
Other expenses	4,076,385
Total expenses	130,537,216
Income before income taxes	1,543,253
Provision for income taxes	647,796
Net income	$ 895,457

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008

	Common Stock Shares Issued	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2007	5,000	$ 50	$3,658,508	$ 2,148,346	$5,806,904
Net income				895,457	895,457
Balance at December 31, 2008	5,000	$ 50	$3,658,508	$ 3,043,803	$6,702,361

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2008

Balance at December 31, 2007	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2008	$	-0-

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 895,457
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	457,797
Deferred income taxes	(570,900)
Change in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(145,601)
Decrease in marketable securities	146,815
Decrease in receivable – related party	568,468
Increase in other assets	(265,275)
Increase in accounts payable and accrued expenses	1,119,187
Decrease in commissions payable	(662,684)
Decrease in deferred lease incentives	(9,253)
Decrease in securities sold, not yet purchased	(114,602)
Net cash provided by operating activities	1,419,409
Cash flows from investing activities:	
Loans made to salesmen	(1,224,263)
Loan payments received from salesmen	1,180,098
Purchase of property and equipment	(1,049,494)
Net cash used by investing activities	(1,093,659)
Cash flows from financing activities:	
Net cash provided by financing activities	-0-
Net increase in cash and cash equivalents	325,750
Cash and cash equivalents at beginning of year	2,884,424
Cash and cash equivalents at end of year	$ 3,210,174
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 1,165,627
Non cash investing and financing activity:	
Leasehold improvements financed through lessor allowances	$ 542,408

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Notes to Financial Statements
December 31, 2008

Note 1 - Summary of Significant Accounting Policies

NEXT Financial Group, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Virginia corporation. The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker/dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual fund and variable annuity brokers. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers.

The Company is a wholly-owned subsidiary of NEXT Financial Holdings, Inc. ("Holdings").

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements are capitalized and such costs are amortized on a straight line basis over the shorter of their estimated useful lives or lease term, as applicable.

From time to time, the Company advances funds to its registered representatives. Management reviews receivable balances for collectability and any amounts deemed uncollectible are directly written off.

Other assets consist primarily of prepaid expenses and other receivables. Prepaid expenses are carried at cost and are expensed over the period of time to which they relate, generally less than one year. Other receivables consist mostly of advances to employee and registered representatives that are generally collected within less than three months.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis. Commission revenue and related expenses from the sale of mutual funds are recorded on a trade date basis.

Note 1 - Summary of Significant Accounting Policies, continued

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Advertising costs are expensed as incurred. Total advertising costs incurred for the year ended December 31, 2008 were $120,343 and are reflected in promotional costs.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes* ("SFAS 109"). SFAS 109 requires that deferred tax assets and liabilities arising from temporary differences between book and tax basis be recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets, SFAS 109 requires a reduction in deferred tax assets if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities*" which permits the Company to defer the implementation of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48") until its fiscal year beginning January 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48 while the FASB amends the disclosure requirements for FIN 48 for nonpublic enterprises.

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

NEXT FINANCIAL GROUP, INC.
Notes to Financial Statements
December 31, 2008

Note 1 - Summary of Significant Accounting Policies, continued

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008 the Company had net capital of approximately $515,665 and net capital requirements of $363,310. The Company's ratio of aggregate indebtedness to net capital was 10.57 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 492,728
Computer equipment and software	2,160,750
Leasehold improvements	859,045
	3,512,523
Less: accumulated depreciation and amortization	(1,652,810)
	$ 1,859,713

Depreciation and amortization expense for the year ended December 31, 2008 was $457,797 and is reflected in occupancy and equipment costs.

Note 5 - Loans Receivable – Salesmen

The Company has 96 unsecured promissory notes receivable from its registered representatives. The notes are generally payable within a year in equal monthly installments of principle plus interest at annual interest rates ranging from 0% to 7.5%. All of the outstanding notes mature at various times during 2009 and 2011.

Note 6 - Income Tax Matters

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority is recognized on the financial statements of the parent company who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. The result of these allocations is reported on the accompanying balance sheet under the caption "Receivable – related party" as the liability due the Parent of $1,057,400 was netted against receivables owed the Company.

The Company also recognizes deferred tax assets on deductible temporary differences and deferred tax liabilities on taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. As those differences reverse, they will enter into the determination of future taxable income included in the consolidated tax return. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Note 7 - Employee Benefits

The Company has a 401(k) savings plan for all employees who have completed one month of service. The plan allows the Company to make discretionary matching contributions, as well as additional discretionary contributions. The Company made contributions of $119,543 to the plan for the year ended December 31, 2008.

Note 8 - Operating Leases

The Company leases office space in Houston, Texas. In February, 2008, the Company obtained additional office space and superseded its previous lease agreement. The new lease agreement provides for an allowance of $557,028 for leasehold improvements which were placed in service in October, 2008. As of December 31, 2008, the net leasehold improvements and corresponding deferred rent liability related to this lease incentive were $533,155. Rental expense is calculated on a straight-line basis. The lease began in August, 2008, for a six-year term, with renewal options for two additional five-year terms.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year:

Year ending December 31,	
2009	$ 636,322
2010	644,649
2011	652,976
2012	661,303
2013	673,099
Thereafter	398,308
	$ 3,666,657

Rental expense for the year ended December 31, 2008 was $373,683 and is reflected in occupancy and equipment costs.

Note 9 - Concentration Risk

At December 31, 2008, and at various other times during the year then ended, the Company had cash balances in excess of federally insured limits.

Note 10 - Commitment and Contingencies

The Company has been named, along with other defendants, in arbitration proceedings and lawsuits incidental to its securities business. As of December 31, 2008, the plaintiffs in these cases were seeking damages of approximately $5 million.

Note 11 - Commitment and Contingencies, continued

Management intends to present a vigorous defense. The ultimate outcome of these proceedings and lawsuits cannot presently be determined. As of December 31, 2008, the Company has accrued approximately $778,000 related to the arbitrations and lawsuits noted above.

During December of 2008, the Company negotiated with FINRA regarding a proposed settlement with respect to potential claims arising from FINRA's ongoing investigation of the Company's compliance with certain NASD rules. While no definitive agreement has been reached with FINRA, if an agreement is reached, the Company may pay a fine of up to $1 million, may undertake certain other obligations, and may accept, without admitting or denying, certain findings by FINRA regarding the violations of certain NASD rules. The financial statements include an accrual of $750,000 in connection with this matter.

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2008, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 12 - Related Party Transactions

The Company transacts some of its insurance sales through NEXT Financial Insurance Agency of Texas, Inc. (the "Affiliated Entity"). By agreement, the commission income of $1,827,882 on these transactions was transferred to the Company. Also, the Affiliated Entity transferred the total commission expense of $1,827,882 to the Company, resulting in a net amount of zero. Creditors of the Affiliated Entity do not have any recourse against the assets of the Company

The Company is a wholly-owned subsidiary of Holdings. At December 31, 2008, the Company had a receivable from Holdings of $1,263,235 as reflected under "Receivable – related party" on the balance sheet.

The Company and Holdings are under common control and the existence of that control may create operating results and financial position different than if the companies were autonomous.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2008

Schedule I

NEXT FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

COMPUTATION OF NET CAPITAL

Total owner's equity qualified for net capital		$ 6,702,361
Deductions and/or charges:		
Non-allowable assets:		
Receivable from broker-dealers and clearing organizations	$ 85,720	
Property and equipment	1,859,713	
Receivable – related party	1,263,235	
Loans receivable – salesmen	1,487,787	
Other assets	1,382,232	
Deferred Tax benefit	563,100	
Other deductions and/or charges:		
Deficits in clearing account	11,017	(6,652,804)
Other additions and/or credits:		
Deferred lease incentive securing leasehold improvements		533,155
Net capital before haircuts on securities positions		582,712
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Money market accounts	48,404	
Undue concentration	18,643	(67,047)
Net capital		$ 515,665

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 2,187,531
Commissions payable	3,259,389
Total aggregate indebtedness	$ 5,446,920

Schedule I (continued)

NEXT FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 363,310
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 363,310
Net capital in excess of required minimum	$ 152,355
Excess net capital at 1000%	$ (29,027)
Ratio: Aggregate indebtedness to net capital	10.57 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation are as follows:

Net capital per Company's unaudited Focus IIA	$ 1,257,866
Decrease in deferred tax liability	7,800
Increase in accrued liabilities	(750,000)
Rounding	(1)
Net capital per audited report	$ 515,665

Schedule II

NEXT FINANCIAL GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

December 31, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
and Stockholders
NEXT Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental information of NEXT Financial Group, Inc. (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
March 18, 2009

NEXT FINANCIAL GROUP, INC.

December 31, 2008

Report Pursuant to Rule 17a-5(d)